

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax 972-9-765-1977

December 8, 2010

Shaike Orbach
Chief Executive Officer
Silicom Ltd.
8 Hanagar Street
Kfar Sava 44000, Israel

   Re: Silicom Ltd.
      Form 20-F for the Fiscal Year Ended December 31, 2009
      Filed March 18, 2010
      Forms 20-F/A for the Fiscal Year Ended December 31, 2009
      Filed October 19, 2010 and November 23, 2010
      File No. 000-23288

Dear Mr. Orbach:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

           Sincerely,

           Kathleen Collins
           Accounting Branch Chief